Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following Public Interest Statement was posted by Comcast on its website:

PUBLIC INTEREST STATEMENT

I.	INTRODUCTION

When the transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“TWC”) was announced, Comcast stated its intention to reduce the combined company’s video subscribers by approximately three million so that the number of Comcast’s managed residential video subscribers would be less than 30 percent of the total U.S. multichannel video programming distributor (“MVPD”) market.  The proposed divestiture of cable systems serving former TWC subscribers from Comcast to Charter Communications, Inc. (“Charter”) in an asset sale and exchange are two of three related transactions that together exceed that offer by divesting Comcast of almost 4 million residential video subscribers.

In the “Asset Sale,” Comcast will divest to Charter cable systems serving approximately 1.5 million former TWC video subscribers.  Comcast and Charter will also exchange cable systems currently serving approximately 1.5 million former TWC video subscribers and approximately 1.6 million Charter video subscribers (the “Exchange Transaction,” and, together with the Asset Sale, the “Transactions”).  As a result of these Transactions and the proposed spin-off of systems serving approximately 2.5 million legacy Comcast video subscribers into a new, independent, publicly traded cable provider, Charter will own, or provide services under contract to, cable systems serving approximately 8.3 million video customers. 1

By increasing Charter’s scale and rationalizing its footprint, the Transactions will deliver a number of public interest benefits.  Charter will be better positioned to compete with regional telecommunications company (“telco”) video providers, national direct-broadcast satellite (“DBS”) providers, incumbent local exchange carriers (“ILECs”), and other service providers, while bringing its class-leading services and products to former TWC customers.  Furthermore, Charter’s rationalized footprint and increased scale will create operational and marketing efficiencies and facilitate greater investment in innovative products and technology to the benefit of customers.

The Transactions will produce no public interest harms.  Because Charter and TWC serve distinct geographic areas today and will do so following the Comcast-TWC transaction, Charter’s acquisition of former TWC assets will not reduce the number of MVPD competitors in those areas.  In short, the public interest benefits of the Transactions more than justify their approval.2

II.	DESCRIPTION OF THE TRANSACTIONS

A.	The Applicants

1.	Charter

Charter Communications, Inc. is a Delaware corporation, headquartered in Stamford, Connecticut, whose shares are publicly traded on the NASDAQ Global Select Market.  Charter

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1 This public interest statement focuses on the benefits from the Asset Sale and the portion of the Exchange Transaction involving systems being transferred to Charter, while separate public interest statements address the portion of the Exchange involving systems being transferred to Comcast and the SpinCo transaction, respectively.

2 The Transactions are contingent upon the Commission’s approval of the Comcast-TWC transaction.

operates in 29 states, employs more than 21,000 people, and provides traditional cable video services (basic and digital), advanced video services, high-speed Internet services, and voice services to more than six million residential and business customers.

Charter serves approximately 4.2 million residential video customers—93 percent of whom subscribe to digital video service.  Charter has launched an aggressive all-digital initiative, which it expects to complete by the end of this year, and it recently began market trials of a new, cloud-based user interface for its TV platform.  Charter also serves approximately 4.5 million residential Internet customers, offering one of the fastest cable Internet services available, with download speeds up to 100 Mbps.  Charter has invested significantly in its broadband network and offerings by, for instance, deploying DOCSIS 3.0 wideband technology across approximately 94 percent of its footprint.  In addition, Charter provides advanced voice services to approximately 2.3 million residential customers, primarily using voice over Internet (“VoIP”) technology.  Voice service typically includes unlimited local and long distance calling in the United States, Canada, Puerto Rico, the U.S. Virgin Islands, and Guam, as well as various advanced features such as voicemail, call waiting/forwarding, anonymous caller rejection, 3-way calling, and caller ID.

Charter Business, which has approximately 581,000 commercial primary service units, provides scalable, tailored communications solutions, including advanced video services, broadband Internet access, business voice services, data networking, and “last-mile” fiber connectivity to cellular towers and office buildings.  Through its advertising sales division, Charter Media, the company also provides local, regional, and national businesses with the opportunity to advertise on cable television networks in individual markets.

2.	Comcast

Comcast Corporation is a global media and technology company with two primary businesses—Comcast Cable and NBCUniversal—and approximately 136,000 employees.  Comcast’s network facilities cover portions of 39 states and the District of Columbia.

Comcast Cable is a leading provider of video, high-speed Internet, digital voice, and other next-generation services and technologies to millions of residential customers and small and medium-sized businesses.  Comcast currently owns and operates cable systems serving approximately 22.6 million video customers, including residential and business customers.  It also delivers high-speed Internet service to approximately 21.1 million customers, including residential and business customers.  Using VoIP technology, Comcast provides facilities-based, digital-quality phone service to approximately 10.9 million customers, including residential and business customers.  Comcast also owns NBCUniversal, a global media, news, and entertainment company that operates the NBC and Telemundo broadcast television networks, national and regional cable networks, and local NBC and Telemundo broadcast stations, in addition to film and television production studios, theme parks, and online services.

B.	The Transactions

The Transactions are two of three transactions between Comcast and Charter that are contingent upon the regulatory approval and closing of the Comcast-TWC transaction.  First, after the close of the Comcast-TWC transaction, in the Asset Sale, Charter will purchase cable systems serving about 1.5 million former TWC video customers.  Second, in the Exchange, Comcast will transfer to Charter cable systems currently serving approximately 1.5 million former TWC video customers, including seven local channels affiliated with those systems,3 and Charter will transfer to Comcast cable systems serving approximately 1.6 million Charter video customers.  After the Asset Sale and Exchange, Charter’s size will increase by approximately 30 percent; the number of video customers it serves will grow from approximately 4.4 million to approximately 5.8 million.  Many of the cable systems acquired in the Asset Sale and Exchange are located adjacent to or contiguous with existing Charter systems, facilitating greater operational and other efficiencies and enabling Charter to compete more effectively with national and regional providers of voice, video, and high-speed Internet services.

In a third transaction, which is the subject of a separate filing with the Commission, Comcast will spin-off geographically aligned cable systems serving approximately 2.5 million legacy Comcast video customers in the Midwest and Southeast to Comcast shareholders after Comcast acquires TWC, thereby establishing “SpinCo” as a new, independent, publicly traded cable company.4  Charter will acquire an approximate 33 percent interest in, and make certain services available to, SpinCo, and Comcast shareholders (including former TWC shareholders) will hold the remaining approximate 67 percent interest in SpinCo.  Comcast will have no ownership interest in, and will not be involved in the management of, SpinCo.

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3 As a result of the Transactions, Charter will acquire systems in Alabama, Illinois, Indiana, Kentucky, Michigan, Ohio, Pennsylvania, West Virginia, and Wisconsin, along with the following TWC networks:  (i) Time Warner Cable SportsChannel (Cincinnati/Dayton); (ii) Time Warner Cable SportsChannel (Cleveland/Akron); (iii) Time Warner Cable SportsChannel (Columbus/Toledo); (iv) Time Warner Cable Live Radar (Columbus); (v) Time Warner Cable Local Weather (Cleveland/Akron); (vi) Time Warner Cable SportsChannel (Milwaukee, Green Bay); and (vii) cn|2 (Kentucky).

4 SpinCo will serve legacy Comcast video customers in Alabama, Georgia, Illinois, Indiana, Kentucky, Ohio, Michigan, Minnesota, Tennessee, Virginia, and Wisconsin.  SpinCo also will acquire two Comcast local programming networks as part of this third transaction:  the Comcast Television Network (Michigan) and Hoosier TV (Indiana).

Because the Transactions are contingent upon Commission approval and the closing of the Comcast-TWC transaction, Applicants request that the Commission consider and process these applications contemporaneously with the Comcast-TWC transaction applications in a single pleading cycle.5

III.	THE COMMISSION’S PUBLIC INTEREST STANDARD

Pursuant to Sections 214(a) and 310(d) of the Communications Act, the Commission will approve a transfer of control of authorizations and licenses upon a showing that it would not violate any statute or rule, and that it would serve the “public interest, convenience and necessity.”6  In reviewing proposed transfers under this “public interest” standard, the FCC balances the potential public interest benefits of the transaction against its potential harms and,

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5 Applicants note that the Commission has not issued the Public Notice for the Comcast-TWC transaction in light of an earlier such request.  See Letter from Kathryn A. Zachem, Comcast, to  Marlene H. Dortch, FCC, MB Docket No. 14-57, at 1 (Apr. 30, 2014); Letter from Kathryn A. Zachem, Comcast, to  Marlene H. Dortch, FCC, MB Docket No. 14-57, at 3 (May 7, 2014).

6 In re Applications for Consent to the Transfer of Control of Licenses and Section 214 Authorizations from MediaOne Group, Inc., Transferor, to AT&T Corp., Transferee, Memorandum Opinion and Order, 15 FCC Rcd 9816, 9820 ¶ 8 (2000) (“AT&T-MediaOne Order”); In re Applications of SOFTBANK CORP., Starburst II, Inc., Sprint Nextel Corp., and Clearwire Corp. for Consent to Transfer Control of Licenses and Authorizations; Petitions for Reconsideration of Applications of Clearwire Corp. for Pro Forma Transfer of Control, Memorandum Opinion and Order, Declaratory Ruling, and Order on Reconsideration, 28 FCC Rcd 9642, 9650–51 ¶ 23 (2013) (“Softbank-Sprint Order”); In re Applications of AT&T Inc. and Atlantic Tele-Network, Inc. for Consent To Assign or Transfer Control of Licenses and Authorizations, Memorandum Opinion and Order, 28 FCC Rcd 13,670, 13,677–78 ¶ 12 (2013) (“AT&T-ATN Order”); In re Applications Filed for Transfer of Control of Insight Commc’ns Co. to Time Warner Cable Inc., Memorandum Opinion and Order, 27 FCC Rcd 497, 499–500 ¶ 7 (2012) (“Insight-TWC Order”); In re Applications filed by Qwest Commc’ns Int’l Inc. and CenturyTel, Inc. d/b/a CenturyLink for Consent to Transfer of Control, Memorandum Opinion and Order, 26 FCC Rcd 4194, 4198–99 ¶ 7 (2011) (“CenturyLink-Qwest Order”); In re Applications for Consent to the Assignment and/or Transfer of Control of Licenses from Adelphia Commc’ns Corp. (and Subsidiaries, Debtors-In-Possession), Assignors, to Time Warner Cable Inc. (Subsidiaries), Assignees, Adelphia Commc’ns Corp. (and Subsidiaries, Debtors-In-Possession), Assignors and Transferors, to Comcast Corp. (Subsidiaries), Assignees and Transferees, Memorandum Opinion and Order, 21 FCC Rcd 8203, 8217–18 ¶ 23 (2006) (“Adelphia Order”).

where potential harms appear less likely or less substantial, a lesser showing of public interest benefits suffices.7

The Commission has repeatedly emphasized that a specific license-transfer proceeding must be focused on transaction-specific harms and benefits and is not a forum for parties to air pre-existing disputes or industry-wide policy concerns.8  Thus, in the absence of market overlap or other transaction-specific concerns, the Commission has approved transfers upon summary explanations of the benefits to be achieved through the proposed transaction.9

IV.	THE TRANSACTIONS ARE PRO-COMPETITIVE AND WILL GENERATE SUBSTANTIAL PUBLIC INTEREST BENEFITS TO CONSUMERS AND BUSINESSES.

Through the divestment of legacy TWC cable systems, the Transactions deliver on Comcast’s offer to maintain its share of managed residential video subscribers below 30 percent of all nationwide MVPD subscribers—the prior cap under the Commission’s twice-rejected cable horizontal ownership rules10 —following the Comcast-TWC transaction.  The Transactions also strengthen Charter by enhancing and rationalizing its geographic footprint and increasing its

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7 In re Applications of AT&T Inc. & Cellular S., Inc. for Consent To Assign Licenses Covering Parts of Alabama, Georgia, and Tennessee, Memorandum Opinion and Order, 28 FCC Rcd 12,328, 12,335, ¶ 16 (2013); In re Applications of AC BIDCO, LLC, GOGO Inc., & LIVETV, LLC for Consent To Assign Commercial Aviation Air-Ground Radiotelephone (800 MHz band) License, Call Sign WQFX729, Memorandum Opinion and Order, 28 FCC Rcd 3362, 3370, ¶ 23 (2013) (“AC BIDCO Order”).

8 E.g., In re Applications of Comcast Corp., General Elec. Co. & NBCUniversal, Inc. for Consent to Assign Licenses and Transfer Control of Licenses, Memorandum Opinion and Order, 26 FCC Rcd 4238, 4313, ¶ 180 & n.471 (2011) (“Comcast-NBCU Order”).

9 See, e.g., AC BIDCO Order, 28 FCC Rcd at 3370–71 ¶ 25; see also Insight-TWC Order, 27 FCC Rcd at 507–08 ¶¶ 23–24.

10 See Comcast Corp. v. FCC, 579 F.3d 1, 9 (D.C. Cir. 2009); Time Warner Entm’t Co., L.P. v. FCC, 240 F.3d 1126, 1136 (D.C. Cir. 2001).

scale, ensuring that customers in the divested systems will be served by a company capable of competing aggressively on price, quality, innovation, and service with ILECs, DBS, and other service providers.

A.	The Transactions Will Geographically Rationalize Charter’s Footprint And Enhance Its Scale, Resulting In Substantial Public Interest Benefits.

1.	The Transactions Bring Public Interest Benefits By Geographically Rationalizing Charter’s Footprint.

The Transactions will make Charter’s footprint more geographically rational by filling in gaps in Charter’s current footprint and adding systems that are adjacent to or contiguous with existing Charter systems.  In particular, Charter will have a stronger presence in the Midwest and Southeast, making it a more effective competitor in those communities against regional and national competitors.  The Commission has long recognized that this kind of geographic rationalization—i.e., the “clustering” of cable systems to serve geographically aligned communities—creates operational, procurement, and marketing efficiencies.11  It also has found that such cable “clustering” can substantially benefit consumers by strengthening cable companies that compete with ILECs, whose much larger service areas provide them with a competitive advantage not only in offering voice, Internet, and business services, but also

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11 See Insight-TWC Order, 27 FCC Rcd at 507–08 ¶¶ 23–24; Adelphia Order, 21 FCC Rcd at 8318, 8320 ¶¶ 271, 276; In re Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Thirteenth Annual Report, 24 FCC Rcd 542, 629 ¶ 180 (2009); In re Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Eighth Annual Report, 17 FCC Rcd 1244, 1252 ¶ 14 (2002) (“By clustering their systems, cable operators may be able to achieve efficiencies that facilitate the provision of cable and other services, such as telephony.”); In re Implementation of § 11(c) of the Cable Television Consumer Protection and Competition Act of 1992, Horizontal Ownership Limits, Third Report and Order, 14 FCC Rcd 19,098, 19,124 ¶ 63 (1999); In re Implementation of Sections 11 and 13 of the Cable Television Consumer Protection and Competition Act of 1992, Horizontal and Vertical Ownership Limits, Second Report and Order, 8 FCC Rcd 8565, 8573 ¶ 17 (1993), aff’d in part, rev’d in part, Time Warner Entm’t Co., L.P. v. FCC, 240 F.3d 1126 (D.C. Cir. 2001).

increasingly in offering robust video service.12  The Federal Trade Commission has likewise concluded that geographic alignment “enables cable firms to realize economies of scale associated with providing cable service in contiguous areas” and to “lower several categories of costs, such as management, administrative and marketing costs, as well as the expense of providing system upgrades.”13

These well-recognized public interest benefits are equally present here.  Charter’s enhanced regional footprint will create opportunities to realize substantial operational and marketing efficiencies, reduce key input costs, attract more advertising revenue, and pursue greater investment in advanced services and associated network upgrades.  For example, Charter will be able to market across a wider, more contiguous geographic region, allowing it to compete more effectively with DBS providers, ILECs, other telco video providers, and wireless providers, which all market on a national or regional scale.  A mass media campaign within a defined mass

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12 See Insight-TWC Order, 27 FCC Rcd at 508 ¶ 24 (noting that, “in addition to improving marketing efficiencies and reducing costs, the Commission has found that clustering can result in increased facilities-based options for customers in geographic areas that are larger than a cable franchise area.  These increased options . . . can make cable operators more effective competitors to LECs, whose local service areas are usually much larger than a franchise area.” (footnote omitted)); Adelphia Order, 21 FCC Rcd at 8320 ¶ 276 (reiterating “the Commission’s previous findings that clustering could better position cable operators as potential providers of [telephony] service,” and finding consumer benefit “to the extent that the transactions, through clustering or through the proposed upgrades and deployment schedules, result in the addition of competitive, facilities-based telephony service in” the relevant service areas); In re Annual Assessment of the Status of Competition in Markets for the Delivery of Video Programming, Sixth Annual Report, 15 FCC Rcd 978, 1051, ¶¶ 161–162 (2000) (“Sixth Video Programming Report”); In re Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Fifth Annual Report, 13 FCC Rcd 24,284, 24,371 ¶ 144 (1998) (“[C]lustering makes cable providers a more effective competitor to LECs whose service areas are usually larger than a single cable franchise area.”).

13 Sports Programming and Cable Distribution:  The Comcast/Time Warner/Adelphia Transaction Hearing Before the S. Comm. on the Judiciary, 109th Cong. 4 (2006) (prepared statement of Michael Salinger, Dir. Bureau of Economics, Federal Trade Commission); see also id. (explaining that geographic clustering positions cable companies “to compete with local telephone companies and other providers in the delivery of home and video service”), available at http://www.ftc.gov/sites/default/files/documents/ public_statements/prepared-statement-federal-trade-commission-sports-programming-and-cable-distribution/p052103sportsprogrammingandcabledistributiontestimonysenate12062006.pdf.

media market (whether television, radio, or newspaper) is cost-effective only if there is a sufficient number of potential subscribers within that market.  Because the geographic dispersion of Charter’s current cable systems limits the number of potential subscribers within many markets, Charter can efficiently use mass media for marketing in approximately 50 percent of its footprint.  As a result of the Transactions, and because of the geographic proximity of SpinCo’s systems to Charter’s systems and the financial incentives for the two companies to work together, Charter anticipates that it and SpinCo will be able to cooperate to use mass media in over 95 percent of their footprints.  The improved marketing and coordination will make the company a stronger competitor, facilitating greater investment in products and services.

A denser footprint will also improve the efficiency of Charter’s workforce.  Filling in gaps in Charter’s current footprint will allow Charter to centralize and better deploy its service personnel and equipment.  This will provide cost efficiencies and also reduce response times to locations for installations, service calls, disconnects and plant maintenance.

Charter’s rationalized footprint will also improve its network by reducing the cost of delivering services over fixed networks, facilitating additional investment in physical infrastructure and associated labor.14 For example, a denser footprint (combined with greater scale, as discussed below) reduces the per household cost of ingesting and encoding local content, thereby reducing the cost of delivering services in cloud-based IP format and facilitating Charter’s ongoing transition of services to IP.15

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14 See Declaration of Richard R. Dykhouse ¶ 9 (“Dykhouse Decl.”), attached hereto as Exhibit A.

15 See id.

2.	The Transactions Bring Public Interest Benefits By Enhancing Charter’s Scale.

In addition to rationalizing Charter’s footprint, the Transactions will increase Charter’s scale by a net of 1.4 million video customers. Though a divestiture inevitably requires losing access to Comcast’s scale, the Transactions will make Charter the second largest cable company in the country. This increased scale, in turn, will lower per-customer costs for fixed investments by spreading the investment over a larger customer base and increasing efficiencies, thus benefitting customers via increased investments in advanced services. As economists Drs. Rosston and Topper explain with regard to the Comcast-TWC transaction, “[s]cale can make the difference between investing in a new product or service and not investing, and scale can accelerate the introduction of products, services, and network and equipment enhancements.”16 The point applies with equal force to the ability of smaller, more regional market participants—like Charter—to compete in highly competitive markets for video, Internet, and voice services.17 Cable companies “increasingly need to compete for customers with satellite companies, telcos, and other distributors by making investments in the development of new platforms and services and upgrading their networks, all of which have large fixed costs.”18 Increased scale will enable Charter to spread those fixed costs over more customers, enhancing Charter’s ability and incentive to invest in the development and deployment of innovative new technologies. As discussed below, Charter’s increased scale will bring substantial benefits to consumers.19

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16 Applications and Public Interest Statement of Comcast Corporation and Time Warner Cable Inc., MB Docket No. 14-57 (Apr. 8, 2014) (“Comcast-TWC Statement”), Ex. 5 ¶ 10 (Decl. of Dr. Gregory L. Rosston & Dr. Michael D. Topper) (“Rosston/Topper Decl.”).

17 See Insight-TWC Order, 27 FCC Rcd at 507–08, ¶ 23.

18 Rosston/Topper Decl. ¶ 45.

19 Id. ¶ 56; see Dykhouse Decl. ¶¶ 10–11.

3.	Geographic Rationalization And Enhanced Scale Will Benefit Charter Customers.

The geographic rationalization and enhanced scale resulting from the Transactions will result in the delivery of new and advanced services and enhanced performance to Charter’s residential and business customers, ensuring that they benefit from the Transactions as other customers benefit from their acquisition by Comcast.  These are precisely the kind of benefits the Commission has credited in other transactions.20

First, the Transactions will spread Charter’s advanced video services to more customers and increase its ability to deliver new innovative services.  Charter has invested over $3 billion since early 2012 on infrastructure and technology and is on track to upgrade its existing facilities to all-digital by the end of this year.  Charter continuously invests in improving its video offering, today offering consumers over ten thousand VOD content options, hundreds of HD channels (including the most HD in many markets), the company’s unique HD Auto Tune

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20 See Insight-TWC Order, 27 FCC Rcd at 509 ¶ 26 (“The combined company’s broader service footprint, increased operating efficiencies, and greater scale and scope create a potentially stronger competitor to the incumbent LEC.”); Adelphia Order, 21 FCC Rcd at 8312–13 ¶¶ 256–259; In re General Motors Corp. & Hughes Elec. Corp., Transferors, and News Corp., Transferee, for Authority to Transfer Control, Memorandum Opinion and Order, 19 FCC Rcd 473, 620 ¶ 344 (2004) (“News Corp. Hughes Order”) (“Based on the evidence presented by Applicants, we believe that the transaction is likely to enable the merged entity to achieve certain economies of scale and scope, particularly in R&D, that absent the transaction the parties individually could not have achieved.”); In re Applications for Consent to the Transfer of Control of Licenses from Comcast Corp. and AT&T Corp., Transferors, to AT&T Comcast Corp., Transferee, Memorandum Opinion and Order, 17 FCC Rcd 23,246, 23,317 ¶ 184 (2002) (“Comcast-AT&T Broadband Order”) (“We also agree with the Applicants that the greater scale and scope of the merged entity is likely to spur new investment.  The development and deployment of new technologies often entails a significant up-front, fixed investment.  The merged company should have a greater ability to spread those fixed costs across a larger customer base, which should in turn foster incentives for investment by the merged entity, as well as other businesses that seek to sell equipment, technology, and services to the merged entity.”), aff’d, Consumer Fed’n of Am. v. FCC, 348 F.3d 1009 (D.C. Cir. 2003).

function,21 and the free Charter TV App, which allows customers to watch over 130 live TV channels on their mobile devices.22 Additionally, Charter recently began market trials on a new cloud-based user interface (“Sky UI”), which uses state-of-the-art technology to create a two-way interactive, customizable user experience.23

Post-transaction, Charter anticipates investing substantially in the TWC infrastructure to bring many of these benefits to the acquired TWC systems. Among other things, Charter expects to upgrade the acquired TWC systems to all-digital within two years of closing. By contrast, TWC’s all-digital migration currently is complete in only about 17 percent of its footprint, and TWC expects to have completed the migration in only 75 percent of its footprint by the end of 2016.24 Charter’s increased scale will also reduce the cost of new set-top boxes, supporting Charter’s effort to deploy fully functional two-way digital set-top boxes on every residential outlet. And reduced content encoding costs due to clustering, coupled with improved scale, will facilitate increasingly providing cable services in IP format.25

Second, Charter will be able to deliver improved broadband Internet services to new customers. Charter has invested significantly in its network in order to provide best-in-class broadband to its customers. It soon will have deployed DOCSIS 3.0 to its entire broadband

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21 HD Auto Tune automatically tunes customers with HD receivers to the HD version of the channel requested.  See Dykhouse Decl. ¶¶ 13–14; see also Charter Communications, HD Auto Tune, http://www.myaccount.charter.com/customers/support.aspx?supportarticleid=3342.

22 See Dykhouse Decl. ¶ 14; Press Release, Charter Communications, Charter Announces Launch of Charter TV App (Apr. 8, 2014); Charter Communications, Inc., Annual Report (Form 10-K), at 5 (Feb. 21, 2014) (“Charter Form 10-K”).

23 See Dykhouse Decl. ¶ 15.

24 See Comcast-TWC Statement at 14.

25 See Dykhouse Decl. ¶ 9.

footprint,26 and Charter consistently ranks among the top ISPs for the speeds it delivers to its customers.27 By the end of 2014, Charter will have increased its base residential broadband downstream speed offering from 30 Mbps to either 60 Mbps or 100 Mbps for 94 percent of homes passed, for no additional fee.28 By contrast, TWC’s most popular downstream speed offering is 15 Mbps and its highest residential broadband downstream speed offering in all but certain select markets is 50 Mbps.29 Similarly, Charter Business already has increased its “Essentials30” and “Pro50” customers to 60 Mbps and 80 Mbps, respectively, also at no extra cost.30 TWC small and medium business customers in the acquired systems only have access to speeds of up to 50 Mbps.31 And Charter recently received recognition for offering the fastest in-home Wi-Fi service among its competitors, and it is now extending this capability by launching a next-generation 802.11AC-based router this month.32 Charter will extend these and other

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26 Charter Form 10-K at 6; Dykhouse Decl. ¶ 18.

27 See Ookla, Charter Communications Broadband performance, http://www.speedtest.net/isp/charter-communications#chart=download (last visited June 3, 2014); FCC, Office of Eng’g & Tech. & Consumer & Governmental Affairs Bureau, A Report on Consumer Wireline Broadband Performance in the U.S. (Feb. 2013), available at http://www.fcc.gov/measuring-broadband-america/2013/February; see also Netflix, USA ISP Speed Index Results Graph, November 2012–April 2014, http://ispspeedindex.netflix.com/results/usa/graph?field_date_value%5Bmin%5D%5Byear%5D=2013&field_date_value%5Bmin%5D%5Bmonth%5D=1&field_date_value%5Bmax%5D%5Byear%5D=2014&field_date_value%5Bmax%5D%5Bmonth%5D=5&=Apply (last visited June 3, 2014).

28 Dykhouse Decl. ¶ 18.

29 Comcast-TWC Statement at 32.

30 Id.; Press Release, Charter Communications, Charter Begins Kicking Up Speeds to Kick Off 2014 (Jan. 6, 2014), available at http://phx.corporate-ir.net/phoenix.zhtml?c=112298&p=irol-newsArticle&ID=1888126&highlight=.

31 Comcast-TWC Statement at 14.

32 Dykhouse Decl. ¶ 19; Press Release, Charter Communications, Charter Announces Launch of 802.11ac WiFi router - Capable of Providing the Fastest WiFi (Apr. 17, 2014) available at http://phx.corporate-ir.net/phoenix.zhtml?c=112298&p=irol-newsArticle&ID=1919748&highlight=.

popular broadband offerings to former TWC customers, investing in those networks (including by transitioning them to all-digital service) in order to increase broadband speeds.

Third, the Transactions will increase Charter’s ability to compete with larger regional ILECs, which have long dominated the market for telephony services. Charter already provides advanced voice services to approximately 2.3 million residential customers and 152,000 commercial voice customers.33 Nonetheless, like other cable companies, Charter faces challenging competition from more entrenched ILECs such as CenturyLink, AT&T, and Verizon, which benefit from (among other things) a much broader and clustered geographic reach.

The Transactions will help overcome these disadvantages. The Commission has recognized that larger, more rational systems can “make cable operators more effective competitors to LECs, whose local service areas are usually much larger than a franchise area.”34

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33 See Dykhouse Decl. ¶ 20.

34 See Insight-TWC Order, 27 FCC Rcd at 508 ¶ 24; see also id. at 507–08 ¶ 23 (“In particular, the proposed transaction likely will provide benefits to residential and business customers through the combined companies’ increased ability to compete with the incumbent LEC in the provision of voice service and service bundles.  For example, Applicants explain that the combination of their networks will create operating efficiencies and scale and scope advantages in procuring key inputs . . . .  We anticipate that this will allow the merged entity to offer new services to a broader range of customers . . . .  We agree that TWC’s scale and scope suggests that it could be a stronger competitor to the incumbent telephone provider in Insight’s service territory, thereby resulting in benefits for consumers.”); Adelphia Order, 21 FCC Rcd at 8320 ¶ 276 (“As for the deployment of telephony service, we reiterate the Commission’s previous findings that clustering could better position cable operators as potential providers of the service . . . .  [T]o the extent that the transactions, through clustering or through the proposed upgrades and deployment schedules, result in the addition of competitive, facilities-based telephony service in Adelphia service areas or to unserved areas where Applicants currently operate cable systems, we find that consumers could benefit.”).

Indeed, it has cited these benefits in approving acquisitions by larger cable companies of smaller in-region cable systems.35

Fourth, business customers in Charter’s new footprint will benefit from Charter’s strategically aligned scope and scale.  As Comcast and TWC explain,36 and as the Commission has acknowledged,37 limited geographic scope and scale have complicated efforts by cable companies to compete with incumbents in the market for business customers.  To serve larger business customers with multiple sites across a given geographic region effectively, business service providers typically must have a correspondingly broad regional footprint, and one without significant gaps in coverage areas.  Given Charter’s widely dispersed footprint, the company has found it challenging to make inroads with larger, regional business customers to date.38

The expansion and rationalization of Charter’s systems will make it easier to meet the demands of regional and super-regional business customers.  By strengthening Charter’s presence in the Midwest and Southeast, the Transactions will position Charter to compete more vigorously with incumbent service providers, including CenturyLink, AT&T, and Verizon, for larger businesses with multiple sites across its expanded service region.  Charter’s greater scale also will facilitate increased investment in enterprise capabilities, including investment to bring more locations on network with deeper fiber connections and to develop and deploy the

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35 See Insight-TWC Order, 27 FCC Rcd at 507–08 ¶¶ 23–24; Adelphia Order, 21 FCC Rcd at 8320 ¶ 276.

36 See Comcast-TWC Statement at 90–92.

37 See Insight-TWC Order, 27 FCC Rcd at 507–09 ¶¶ 23, 26.

38 Commercial services revenue—primarily derived from small and mid-sized businesses (as well as carrier wholesale service)—accounted for only about 10 percent of Charter’s revenue in 2013.  See Charter Form 10-K, at 6.

advanced platforms needed to manage vast amounts of data.  Such investment in business solutions for larger, regional businesses will benefit smaller local businesses, as well as residential customers, in the form of improved overall network performance and product innovations.39

Finally, Charter’s post-transaction scale and rationalized geographic scope will benefit its advertising customers.  Charter’s geographically aligned footprint will create opportunities for advertising customers to address broader regional audiences on multiple screens, including mobile devices,40 and across multiple platforms, including video on demand and online.41  Greater scale and a larger, more rationalized footprint will enable advertisers to reach more customers and improve the business case for investment in developing more advanced advertising services, such as addressable advertising and dynamic ad insertion for VOD, providing advertisers with more cost-effective methods of reaching targeted audiences.  And, as Comcast and TWC explain, greater investment in and development of these advanced advertising technologies will also benefit consumers, who will receive advertisements and offers more relevant to them.42

B.	Charter Could Not Accomplish The Same Benefits Without The Transactions.

The public interest benefits described above would be difficult for Charter to deliver without the geographic rationalization and scale provided by the Transactions.  As Comcast and

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39 See Comcast-TWC Statement at 99.

40 See Charter Media, Advertising Platforms, http://www.chartermedia.com/advertising-platforms (presenting mobile marketing opportunities).

41 See id. (presenting advertising opportunities through Charter OnDemand and on Charter.net).

42 See Rosston/Topper Decl. ¶¶ 73–79, 145

TWC point out, cable companies have attempted for years to partner to deliver many of the same benefits that flow from the Transactions, but with marginal success.  These efforts often fail as a result of inherent difficulties in managing partnerships, aligning incentives, coordinating investment and delivery, and overcoming geographic and technological hurdles.43  By acquiring former TWC systems, Charter can achieve the scale partnerships aspire to achieve, while avoiding the many pitfalls of partnering with unaffiliated companies.44

V.	THE TRANSACTIONS WILL CREATE NO PUBLIC INTEREST HARMS.

Nothing about the Transactions will reduce competition or create new competitive harms.

A.	There Is No Threat Of Competitive Harm Arising From Any Horizontal Elements Of The Transactions.

The Transactions will create no horizontal harms.  Because Charter and TWC do not compete in the same local geographic markets today (and Comcast and Charter will not do so after the Comcast-TWC transaction) for MVPD distribution, broadband Internet, or voice service,45 the Transactions will not reduce the number of competitors in the provision of any of

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43 See id.  For example, as Drs. Rosston and Topper explain in connection with the Comcast-TWC transaction, “[c]able operators may be hesitant to invest in new facilities or technologies in their regions if the return on such investment is dependent on other cable operators making complementary investments in other regions at the same time.”  Id. ¶ 75.

44 See, e.g., Comcast-NBCU Order, 26 FCC Rcd at 4355 ¶ 237.

45 See, e.g., Adelphia Order, 21 FCC Rcd at 8242 ¶ 81 (“Consistent with our precedent, we find that the relevant geographic unit for the analysis of competition in the retail [video] distribution market is the household.”); Comcast-AT&T Broadband Order, 17 FCC Rcd at 23,296 ¶ 128 (explaining that a “consumer’s choice of broadband Internet access provider is limited to those companies that offer high-speed Internet access services in his or her area”); Insight-TWC Order, 27 FCC Rcd at 504 ¶ 17 (“Because the area in which Insight and TWC currently compete for residential telephone customers is extremely limited”—covering only 2,600 households—“we find that the proposed transaction does not present a significant reduction in competition relative to what exists today.”).

these services.46  Nor will the Transactions result in competitive harm in the video programming marketplace.  The Commission has concluded that the relevant geographic market for video programming is national or regional in scope.  After the close of the Transactions, Charter will—assuming SpinCo avails itself of Charter’s programming negotiation services—purchase programming on behalf of systems serving fewer than 9 percent of total MVPD subscribers in the United States, resulting in no significant gain in program purchasing power on a national level.  And because Charter will continue to face the programming demands of its MVPD subscribers—and the threat of losing subscribers to competitors should it fail to carry their preferred programming—competition for video programming will remain equally robust within regional markets as well.47

Advertising competition will also suffer no harm.  The lack of geographic overlap between local and regional markets in which Charter and TWC currently operate means they do not compete for advertisers seeking to reach any given cable household.  Therefore, the Transactions will not reduce the number of competitive choices for advertisers within those markets.48

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46 The overlap for residential and business customers on a zip+4 basis will be only approximately 0.05 percent following the Asset Sale and Exchange Transaction, and it is quite possible that Comcast and Charter (and TWC and Charter) are not even providing overlapping services in some of these fringe areas, but rather just operating facilities within the same zip+4 area. The Commission has previously concluded that such de minimis overlap does not present any competitive concerns. See Insight-TWC Order, 27 FCC Rcd at 504–05 ¶ 17 (“Because the area in which [the parties] currently compete for residential telephone customers is extremely limited, . . . the proposed transaction does not present a significant reduction in competition relative to what exists today.”).

47 In addition to the two DBS providers, AT&T and CenturyLink, for example, compete as video providers in various areas throughout Charter’s footprint, and OVDs offer still other video options.

48 Cf. Comcast-NBCUniversal Order, 26 FCC Rcd at 4303 ¶ 153; see id. at 4302–03 ¶ 152.

B.	The Transactions Entail No Additional Vertical Integration.

    While mitigating any theoretical vertical integration concerns raised in connection with the Comcast-TWC transaction, the Transactions also do not meaningfully increase vertical integration for Charter. Charter will not acquire any national video programming services, and the transfer of three local news and weather channels does not affect the analysis.49 Charter’s acquisition of four regional sports networks (“RSNs”)50 will not increase its ability or incentive to discriminate against non-affiliated RSNs because, as Drs. Rosston and Topper explain, the company would lose MVPD subscribers if it failed to carry their preferred programming.51 Nor will these acquisitions give Charter the ability or incentive to withhold access to its RSN programming, which would deprive Charter of valuable programming revenue, or to impose uniform price increases, which could provoke other MVPDs simply to drop the Charter-affiliated channels from their lineups, resulting in a similar loss of revenue. And the Commission’s program access rules adequately address any possible competitive concerns that may remain.

VI.	THE TRANSACTIONS ARE FULLY CONSISTENT WITH THE COMMUNICATIONS ACT AND THE COMMISSION’S RULES.

The Divestiture transactions will not implicate the Commission’s radio/television cross-ownership rule, the local TV duopoly rule, the national TV broadcast audience cap, or the newspaper/broadcast cross-ownership prohibition.  Nor will these transactions implicate the

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49 See Adelphia Order, 21 FCC Rcd at 8256 ¶ 116 (finding that competitive “harms are not likely to arise with respect to affiliated national or non-sports regional programming, or unaffiliated programming”); id. at 8279 ¶¶ 167–169 (addressing national and non-sports regional programming); id. at 8281–84 ¶¶ 173–179 (addressing access to unaffiliated programming).

50 Charter will acquire the following RSNs as part of the Transactions: TWC SportsChannel (Cincinnati/Dayton), TWC SportsChannel (Cleveland/Akron), TWC SportsChannel (Columbus/Toledo), and TWC SportsChannel (Milwaukee, Green Bay).

51 See Rosston/Topper Decl. ¶¶ 202–205.

cable/BRS or cable/SMATV cross-ownership restrictions, or the LEC buyout restriction.  Charter will ensure its compliance with the channel occupancy rule and other Commission rules following the Transactions.

VII.	PROCEDURAL MATTERS

Applicants request that the Commission review the Comcast-TWC transaction and the divestiture transactions together by, among other things, establishing a single pleading cycle for these transactions and granting its approvals for all of the transactions simultaneously.

Given the ongoing regulatory activity of the Applicants and their subsidiaries, including the possible need for those entities to file license applications with the Commission during the pendency of the Commission’s review of the proposed transactions, the Applicants request that the Commission’s grant of approval of the transactions include, as appropriate:  (1) any licenses and/or authorizations issued to the Applicants or any of their subsidiaries or affiliates during the Commission’s review of the instant applications and the period required for the consummation of the proposed transactions following approval; and (2) applications filed by the Applicants or their subsidiaries or affiliates that are pending at the time of the consummation of the proposed transaction.  Such action would be fully consistent with prior decisions of the Commission.52

VIII.	CONCLUSION

For the foregoing reasons, the Commission should grant these applications, which serve the public interest.

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52 See, e.g., Comcast-NBCUniversal Order, 26 FCC Rcd at 4354 ¶ 291; Adelphia Order, 21 FCC Rcd at 8332 ¶ 312; AT&T-MediaOne Order, 15 FCC Rcd at 9896 ¶ 185; Comcast-AT&T Broadband Order, 17 FCC Rcd at 23,330–31 ¶ 224.

EXHIBIT A

DECLARATION OF RICHARD R. DYKHOUSE

1.  My name is Richard R. Dykhouse.  I am the Executive Vice President, General Counsel, and Corporate Secretary of Charter Communications, Inc. (“Charter”).  I have held these positions since February 2013, having previously served as Senior Vice President, General Counsel, and Corporate Secretary since 2011 and as Vice President from 2006 to 2011.  I was deeply involved in the discussions among Charter executive management regarding the decision to enter the arrangements with Comcast Corporation (“Comcast”) described below, as well as the negotiations with Comcast executive management regarding the structure of these arrangements.

2.  The purpose of this declaration is to describe the many opportunities presented to Charter by the proposed divestiture of cable systems serving former Time Warner Cable Inc. (“TWC”) subscribers in an asset sale and exchange.  In the “Asset Sale,” Comcast will divest to Charter cable systems serving approximately 1.5 million former TWC video subscribers.  Comcast and Charter will also exchange cable systems currently serving approximately 1.5 million former TWC video subscribers and approximately 1.6 million Charter video subscribers (the “Exchange Transaction,” and, together with the Asset Sale, the “Transactions”).

3.  Specifically, the Transactions present opportunities for Charter to realize operational and marketing efficiencies, reduce key input costs, attract more advertising revenue, and pursue greater investment in advanced services and associated network upgrades.  As described below, by increasing our scale and rationalizing our footprint, the Transactions will better position Charter to compete with regional telecommunications company (“telco”) video providers, national direct-broadcast satellite (“DBS”) providers, incumbent local exchange carriers (“ILECs”), and other service providers, while bringing class-leading services and products to former TWC customers.

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4.  Charter today is one of the leading cable companies in the country.  We operate in 29 states, employ more than 21,000 people, and provide traditional cable video services, advanced video services, high-speed Internet services, and voice services to more than 6 million residential and business customers. We serve approximately 4.2 million residential video customers, 93 percent of which subscribe to digital video service; approximately 4.5 million residential Internet customers, to whom we offer one of the fastest cable Internet services on the market, with download speeds up to 100 Mbps; approximately 2.3 million residential voice customers, primarily using voice over Internet (“VoIP”) technology; and approximately 581,000 commercial primary service units, providing scalable, tailored communications solutions through our Charter Business division.  Lastly, Charter’s advertising sales division, Charter Media, provides local, regional, and national businesses with the opportunity to advertise on cable television networks in individual markets.

5.  Charter competes aggressively to provide advanced voice, video, and broadband services to customers.  As discussed below, the Transactions will make Charter an even stronger competitor by geographically rationalizing our footprint and enhancing our scale, which will provide significant benefits to Charter’s customers.

A.	The Transactions Will Geographically Rationalize Charter’s Footprint And Enhance Charter’s Scale.

6.  The Transactions will rationalize Charter’s footprint by filling geographic gaps and adding cable systems that are adjacent to our existing systems.  The Transactions will give Charter a stronger presence in the Midwest and Southeast, which will make us a more effective competitor to regional and national competitors in those regions.  Our enhanced regional footprint post-transaction will create opportunities to realize substantial efficiencies, reduce key

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input costs over time, attract more advertising revenue, and pursue greater investment in upgrades and advanced services.

7.  Post-transaction, Charter will be able to market across a wider, more contiguous geographic region, allowing us to compete more effectively with DBS providers, telco video providers, ILECs, and wireless providers.  A mass media campaign within a defined mass media market (whether television, radio, or newspaper) is cost-effective only if there is a sufficient number of potential subscribers located within that market.  The geographic dispersion of Charter’s current cable systems limits the number of potential subscribers within many mass media markets, and we are today able to efficiently use mass media in only approximately 50 percent of our footprint.  As a result of the Transactions, and because of the geographic proximity of SpinCo’s systems to Charter’s systems and the financial incentives for the two companies to work together,  Charter anticipates that it and SpinCo will be able to cooperate to use mass media in over 95 percent of their footprints.  This improved marketing will make the company a stronger competitor, which will facilitate greater investment in products and services.

8.  A denser footprint will also improve the efficiency of Charter’s workforce.  Filling in gaps in our current footprint increases our density in local markets, allowing us to centralize and better deploy service personnel and equipment.  This increased geographic density, in turn, will bring cost efficiencies and also reduce response times to locations for installations, service calls, disconnects, and plant maintenance.

9.  Charter’s rationalized footprint will also improve our network by reducing the cost of delivering services over fixed networks, which will facilitate additional investment in the physical infrastructure and associated labor necessary to deliver increasingly advanced technologies. For example, a denser footprint (combined with greater scale) will reduce the per

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household cost of ingesting and encoding local content, thereby reducing the cost of delivering services in cloud-based IP format.  This will facilitate our ongoing transition of services to IP.

10.  The Transactions will also increase Charter’s scale.  After the Asset Sale and Exchange, Charter’s size will increase by approximately 30 percent; the number of video customers Charter serves will grow from approximately 4.4 million to approximately 5.8 million.  This increased scale, in turn, will enable Charter to spread those fixed costs over more customers, enhancing Charter’s ability and incentive to invest in the development and deployment of innovative new technologies.

B.	Benefits to Residential Customers

11.  The geographic rationalization and enhanced scale of Charter’s systems resulting from the Transactions will enable Charter to improve performance and deliver innovative new video, broadband Internet, and voice services to our residential customers.

12.  Video Services.  Residential video subscribers will benefit from Charter’s increased ability to undertake large fixed-cost investments in innovative new video technologies and the necessary infrastructure to support those technologies.  Charter has already demonstrated a strong commitment to such investment, and we will leverage our enhanced scale and expanded scope to build upon our current endeavors.

13.  Since early 2012, Charter has invested over $3 billion in infrastructure and technology.  As a result, we are on track to upgrade our existing facilities to all-digital by the end of 2014.  Charter plans to upgrade the former TWC systems we will acquire from Comcast to all-digital within two years following the Transactions’ closing.  We anticipate investing substantially in the TWC infrastructure to bring many other Charter benefits to the acquired TWC systems as well.

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14.  Charter continuously invests in improving its video offering, today offering consumers over ten thousand VOD content options, hundreds of HD channels (including the most HD in many markets), the company’s unique HD Auto Tune function, which automatically tunes customers with HD receivers to the HD version of the channel requested, and the free Charter TV App, which allows customers to watch over 130 live TV channels on their mobile devices.

15.  Additionally, we recently began market trials on a new cloud-based user interface for our TV platform (“Sky UI”), which uses state-of-the-art technology to create a two-way interactive, customizable user experience.

16.  Charter is also currently engaged in an effort to deploy fully functional two-way digital set-top boxes on every residential outlet.  The economies of scale resulting from the Transactions should significantly reduce the cost of deploying these boxes.

17.  Broadband Internet Services.  Charter subscribers and legacy TWC subscribers alike will benefit from Charter’s industry-leading broadband Internet services, as well as our increased ability to invest in network improvements.

18.  Thanks to our prior investments in network infrastructure, Charter offers residential customers industry-leading broadband Internet services and consistently ranks among the top ISPs for broadband speeds.  Soon Charter will have deployed DOCSIS 3.0 throughout our entire broadband footprint.  By the end of 2014, we will have increased our base residential broadband downstream speed offering from 30 Mbps to either 60 Mbps or 100 Mbps for 94 percent of homes passed, for no additional fee.  Charter also recently increased broadband Internet speeds for Charter Business “Essentials30” and “Pro50” customers to 60 Mbps and 80 Mbps, respectively, also for no additional charge.

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19.  Charter has received recognition for offering the fastest in-home Wi-Fi service among its competitors, and we are now launching a next-generation 802.11AC-based wireless router.  Charter’s increased scale and greater geographic density resulting from the Transactions will strengthen Charter’s ability to invest in these and other next-generation products going forward, and reduce the costs of deploying new products throughout our customer base.

20.  Voice Services.  Charter currently provides advanced voice services to approximately 2.3 million residential customers (and 152,000 commercial customers), primarily using VoIP.  Charter’s advanced voice services include, among other things, unlimited local and long distance calling to the United States, Canada, Puerto Rico, the U.S. Virgin Islands, and Guam, as well as call waiting, call forwarding, and caller ID services.

21.  Notwithstanding Charter’s highly attractive voice offerings, Charter faces significant competition from ILECs such as CenturyLink, AT&T, and Verizon, which benefit from their much broader and denser geographic footprints.  The increased scale and geographic density of Charter’s systems resulting from the Transactions will substantially enhance Charter’s ability to compete with these entrenched ILECs.

C.	Benefits to Business Customers

22.  Charter’s increased scale and geographic rationalization will particularly benefit business customers.  To effectively serve business customers with multiple sites across a geographic region, business service providers typically must have a correspondingly broad and contiguous regional footprint, and one without significant gaps in coverage areas.

23.  The Transactions’ expansion and rationalization of Charter’s systems will make it easier for us to meet the demands of regional and super-regional business customers.  By strengthening Charter’s presence in the Midwest and Southeast, the Transactions will position Charter to compete more vigorously with incumbent service providers, including CenturyLink,

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AT&T, and Verizon, for larger businesses with multiple sites across our expanded service region.  Charter’s greater scale also will facilitate increased investment in enterprise capabilities, including investment to bring more locations “on net” with deeper fiber connections and to develop and deploy the advanced platforms needed to manage vast amounts of data.  Increased investment in business solutions for larger, regional businesses will in turn benefit smaller local businesses, as well as residents, in the form of improved overall network performance and increased product innovations.

24.  Furthermore, because SpinCo’s systems will largely be adjacent to ours, the two companies will have the ability and incentive to work together through the services agreement between SpinCo and Charter (“SA”) to offer high-quality services to regional and super-regional businesses across a broader geographic footprint.

D.	Benefits to Advertisers

25.  Charter’s geographically aligned footprint will create opportunities for advertising customers to address broader regional audiences on multiple screens, including mobile devices, and across multiple platforms, including video on demand and online.  Greater scale and a larger, more rationalized footprint will enable advertisers to reach more customers and improve the business case for investment in developing more advanced advertising services, such as addressable advertising and dynamic ad insertion for VOD, providing advertisers with more cost-effective methods of reaching targeted audiences.

E.	Charter Could Not Achieve the Same Benefits Without The Transactions.

26.  Cable companies have attempted for years to partner in delivering services to residents and businesses with only marginal success, given the inherent difficulties in managing partnerships, aligning incentives, coordinating investment and delivery, and overcoming geographic and technological hurdles.  By acquiring former TWC systems, Charter can achieve the scale partnerships aspire to achieve, while avoiding the many pitfalls of partnering with unaffiliated companies.

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I declare under penalty of perjury of the laws of the United States of America that the foregoing statements are true and correct.

Executed this 4th day of June, 2014, in Stamford, CT.

/s/ Richard R. Dykhouse
Richard R. Dykhouse

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on May 23, 2014, Comcast filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the

SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.